UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.   )*

TMC the metals company Inc.

(Name of Issuer)

TMC Common Shares without par value

(Title of Class of Securities)

87261Y 106
(CUSIP Number)

Cornelis Kooger

Route de Pra de Plan 18, Case Postale 411
1618 Châtel-Saint-Denis
Switzerland

+41 21 948 3500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,222,224(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,222,224(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,222,224(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(2)
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Allseas Investments S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,222,224(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,222,224(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,222,224(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Argentum Credit Virtuti GCV
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,222,224(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,222,224(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,222,224(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON PN; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Stichting Administratiekantoor Aequa Lance Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,222,224(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,222,224(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,222,224(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON CO; HC

CUSIP NO. 87261Y 106

1	NAME OF REPORTING PERSON Edward Heerema
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,222,224(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,222,224(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,222,224(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%(2)
14	TYPE OF REPORTING PERSON IN; HC

(1)        Includes 14,222,224 common shares of the Issuer ("TMC Common Shares") held by Allseas Group S.A. Excludes shares of TMC Common Shares issuable upon the exercise of 10,000,000 warrants of the Issuer, contingent upon successful completion the pilot mining test system.

(2)        The percentage is based upon 224,385,324 shares of TMC Common Shares issued and outstanding as of the closing of the Issuer's business combination described in the Issur's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 15, 2021.

(3)        Includes (i) 14,222,224 shares of TMC Common Shares held by Allseas Group S.A. and (ii) 1,000,000 shares of TMC Common Shares held by Argentum Cedit Virtuti GCV. Excludes shares of TMC Common Shares issuable upon the exercise of 10,000,000 warrants of the Issuer, contingent upon successful completion the pilot mining test system.

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Schedule 13D relates to common shares ("TMC Common Shares") with no par value of TMC the metals company Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 595 Howe Street, 10th Floor, Vancouver, British Columbia V6C 2T5.

Item 2.	Identity and Background.

(a)           This Schedule 13D is filed by (i) Allseas Group S.A. ("AGSA"), by virtue of its director ownership of 14,222,222 shares of TMC Common Shares, (ii) Allseas Investments S.A. ("AISA"), by virtue of its ownership of AGSA, (iii) Argentum Credit Virtuti GCV ("ACV"), by virtue of its direct ownership of 1,000,000 shares of TMC Common Shares and its ownership of AGSA and AISA, (iv) TMC Stichting Administratiekantoor Aequa Lance Foundation ("Aequa Lance Foundation"), by virtue of its ownership of AGC, and (v) Edward Heerema (the foregoing collectively, the “Reporting Persons”), by virtue of his ownership of Aequa Lance Foundation, and is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, pursuant to the Joint Filing Agreement included as Exhibit 1 hereto.

Certain Information required by this Item 2 concerning the executive officers and directors of the Reporting Person is set forth on Schedule A attached hereto, which is incorporated herein by reference.

(b)           The principal business address of each of AGSA, AISA, Aequa Lance Foundation and Mr. Heerema is c/o Allseas Group S.A., Route de Pra de Plan 18, 1618 Chatel Saint Denis, Switzerland. The principal business address of ACV is Wiegstraat 21, 2000 Antwerpen, Belgium.

(c)          The principal business of each of AGSA, AISA, ACV and Aequa Lance Foundation is to engage in any lawful business, purpose or activity that may be undertaken under their respective jurisdiction. The principal occupation of Mr. Heerema is President of AGSA.

(d)           During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of AGS and AISA is a Swiss limited company. ACV is a Belgian ordinary limited partnership. Aequa Lance Foundation is a Dutch administrative entity. Mr. Heerema is a Swiss citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of TMC Common Shares reported on this Schedule 13D were acquired in connection with the consummation of the transactions contemplated by (i) the Business Combination Agreement, dated as of March 4, 2021 (the “Business Combination Agreement”), by and among Sustainable Opportunities Acquisition Corp., a Cayman Islands exempted company limited by shares ("SOAC" and after the Business Combination described herein, the "Issuer"), 1291924 B.C. Unlimited Liability Company, an unlimited liability company existing under the laws of British Columbia, Canada ("NewCo Sub"), and DeepGreen Metals Inc., a company existing under the laws of British Columbia, Canada ("DeepGreen") and (ii) Subscription Agreements with Sustainable Opportunities Holdings LLC, a Delaware limited liability company (the "Sponsor") and certain investors (the "PIPE Financing").

Item 4.	Purpose of Transaction.

The Reporting Persons beneficially acquired the TMC Common Shares in connection with the transactions as described in Item 3 above.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as otherwise set forth in this Schedule 13D.   The Reporting Persons may from time to time, depending on market conditions and other considerations, including the relevant securities laws and any agreement or agreements that have been or may be entered into with the Issuer, purchase, or cause affiliates to purchase, additional TMC Common Shares or dispose of, or cause affiliates to dispose of, some or all of the TMC Common Shares held by them, and/or make, or cause affiliates to make, in-kind distributions of TMC Common Shares to their members, and the Reporting Persons reserve the right to change their respective intentions with respect to any or all of the matters referred to in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

The responses to Item 2 of this Schedule 13D are incorporated by reference herein. The following information is as of the date hereof and assumes there are 224,385,324 shares of TMC Common Shares outstanding, based on the information furnished by the Issuer.

AGSA and AISA may be deemed to beneficially own 14,222,222 shares of TMC Common Shares, or approximately 6.3% of the outstanding TMC Common Share. ACV, Aequa Lance Foundation and Mr. Heerema may be deemed to beneficially own 15,222,222 shares of TMC Common Shares, or approximately 6.8% of the outstanding TMC Common Share outstanding.

Except as disclosed in this Schedule 13D, none of the Reporting Persons beneficially owns any TMC Common Shares or has the right to acquire any TMC Common Shares. Each Reporting Person disclaims beneficial ownership of the reported TMC Common Shares except to the extent of its or his respective pecuniary interest therein.

(b)

Regarding the number of TMC Common Shares that the Reporting Persons have the sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition or shared power to dispose or direct the disposition, see the cover pages to this Schedule 13D.

(c)	In connection with the Business Combination, AGSA received 12,222,224 shares of TMC Common Shares. In connection with the PIPE Financing, AGSA received 2,000,000 shares of TMC Common Shares and ACV received 1,000,000 shares of TMC Common Shares.

(d)	Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, no other person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the TMC Common Shares beneficially owned by them.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as described herein and below, there are no contracts, arrangements, understandings or relationships between or amongst any of the Reporting Persons and any other person, with respect to the securities of the Issuer.

Amended and Reestated Registration Rights Agreement

At the closing of the Business Combination, the Issuer, the initial shareholders, including the Sponsor (the “Sponsor Group Holders”), and certain holders of DeepGreen securities immediately prior to the Effective Time (the “DeepGreen Holders”) entered into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Sponsor Group Holders and the DeepGreen Holders, including AGSA, were granted certain registration rights with respect to their respective TMC Common Shares on the terms and subject to the conditions therein. The Sponsor Group Holders and the DeepGreen Holders also agreed not to effect any sale or distribution of certain equity securities of the Company held by them during the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of the TMC Common Shares equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days commencing after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public shareholders having the right to exchange their TMC Common Shares for cash, securities or other property. Certain TMC Common Shares held by the Sponsor Group Holders shall not be offered, sold, pledged or distributed for periods of six months or twelve months, as applicable, and certain TMC Common Shares held by the DeepGreen Holders shall not be offered, sold, pledged or distributed for periods of six months or eighteen months, as applicable, subject to the exceptions described in the Amended and Restated Registration Rights Agreement.

The foregoing description of the Amended and Restated Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of the Amended and Restated Registration Rights Agreement, which is attached hereto as Exhibit 4 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement among the Reporting Persons, dated as of September 17, 2021.
Exhibit 2	Business Combination Agreement, dated as of March 4, 2021, by and among SOAC, NewCo Sub and DeepGreen (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on March 4, 2021).
Exhibit 3	Form of Subscription Agreement for institutional investors, by and between SOAC and the subscriber parties thereto (incorporated by reference to Exhibit 10.1 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).
Exhibit 4	Amended and Restated Registration Rights Agreement, by and between SOAC, the Sponsor, the parties listed under Sponsor Group Holders on the signature page(s) thereto and the parties listed under DeepGreen Holders on the signature page(s) thereto (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-4/A filed by the Issuer on August 5, 2021).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2021.

Allseas Group S.A.

	By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Allseas Investments S.A.

	By:	/s/ Edward Heerema
Name: Edward Heerema
Title: President

Argentum Credit Virtuti GCV

	By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Zaakvoerder

Stichting Administratiekantoor Aequa Lance Foundation

	By:	/s/ Edward Heerema
Name: Edward Heerema
Title: Chairman

/s/ Edward Heerema
Name: Edward Heerema

Schedule A

The following table sets forth the names, business addresses and present principal occupation of each director and executive officer of the Reporting Persons.

Allseas Group S.A.

Unless otherwise noted, the business address for each officer or director listed below is c/o Allseas Group S.A., Route de Pra de Plan 18, 1618 Chatel Saint Denis, Switzerland.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Administrateur President
Cornelis Kooger,Netherlands	Manager
Gaston Baudet, Switzerland	Administrateur/Director
Christopher Vanhorn, Belgium	Manager
Luke Gillon, Switzerland	Administrateur Secretary/Director

Allseas Investments S.A

Unless otherwise noted, the business address for each officer or director listed below is c/o Allseas Investments S.A., Route de Pra de Plan 18, 1618 Chatel Saint Denis, Switzerland.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Administrateur President
Cornelis Kooger, Netherlands	Manager
Gaston Baudet, Switzerland	Administrateur/Director
Luke Gillon, Switzerland	Administrateur Secretaire/Director

Argentum Credit Virtuti GCV

Unless otherwise noted, the business address for each officer or director listed below is c/o Argentum Credit Virtuti GCV, Wiegstraat 21, 2000 Antwerpen, Belgium.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Zaakvoerder

Stichting Administratiekantoor Aequa Lance Foundation

Unless otherwise noted, the business address for each officer or director listed below is c/o Stichting Administratiekantoor Aequa Lance Foundation, Route de Pra de Plan 18, 1618 Chatel Saint Denis, Switzerland.

Name, Citizenship	Present Principal Occupation
Edward Heerema, Switzerland	Chairman